Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated March 30, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Equity Index Underlying Supplement dated March 22, 2012)



Structured Investments

HSBC USA Inc.
$6,702,000
Dual Directional Knock-Out Notes Linked to the S&P 500® Index due April 17, 2013 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the Equity Index Underlying Supplement, prospectus supplement and prospectus as supplemented by this pricing supplement. **The Notes do not guarantee return of principal, and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to a single Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing April 17, 2013.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The S&P 500® Index ("SPX")
Knock-Out Event:	A Knock-Out Event occurs if, on any scheduled trading day during the Observation Period, the Official Closing Level (as defined below) has decreased, as compared to the Initial Level, by a percentage that is more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	18.50%
Principal Amount:	$1,000 per Note.
Trade Date:	March 30, 2012
Pricing Date:	March 30, 2012
Original Issue Date:	April 4, 2012
Final Valuation Date:	April 12, 2013, subject to adjustment as described in the accompanying Equity Index Underlying Supplement.
Observation Period:	The period beginning on and excluding the Pricing Date and ending on and including the Final Valuation Date.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be April 17, 2013. The Maturity Date is subject to adjustment as described in the accompanying Equity Index Underlying Supplement.

Payment at Maturity:

If the Final Level is greater than or equal to the Initial Level, whether or not a Knock-Out Event has occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Maximum Upside Cap. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as the lesser of:

(a) $1,000 + ($1,000 × Reference Return); and
(b) $1,000 + ($1,000 × Maximum Upside Cap).

If the Final Level is less than the Initial Level and *a Knock-Out Event has not occurred,* you will receive a cash payment on the Maturity Date that will reflect the absolute performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return)

If the Final Level is less than the Initial Level and *a Knock-Out Event has occurred,* you will lose 1% of the Principal Amount of your Notes for every 1% the Final Level is less than the Initial Level. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

$1,000 + ($1,000 × Reference Return)

If a Knock-Out Event has occurred and the Final Level is less than the Initial Level, you will lose some or all of your investment. **This means that if the Reference Return is -100.00%, you will lose your entire investment.**
For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.

Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Absolute Reference Return:	The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value or zero.
Maximum Upside Cap:	18.50%. Accordingly, the maximum Payment at Maturity if the Reference Return is positive is $1,185.00 per $1,000 Principal Amount of Notes.
Initial Level:	1,408.47, which was the Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based on the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K1C92 / US4042K1C920
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document and "Risk Factors" on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the page 8 of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$6,702,000	$67,020	$6,634,980

[1] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
March 30, 2012

Additional Terms Specific to the Notes

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this pricing supplement and "Risk Factors" on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
- The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity, up to the Maximum Upside Cap of 18.50%, and accordingly, the maximum Payment at Maturity if the Reference Return is positive is $1,185.00 per $1,000 Principal Amount Note. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL FOR UP TO AN 18.50% RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS NEGATIVE** — If the Final Level is less than the Initial Level and a Knock-Out Event has not occurred, you will earn a positive, unleveraged return on the Notes equal to the Absolute Reference Return. Because the Absolute Reference Return is based on the absolute value of the change from the Initial Level to the Final Level, if the Absolute Reference Return is less than or equal to 18.50%, you will earn a positive return on the Notes even though the Final Level is less than the Initial Level. For example, if the Reference Return is -5%, the Absolute Reference Return will equal 5%. Because a Knock-Out Event will occur if on any scheduled trading day during the Observation Period the Official Closing Level has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount of 18.50%, your maximum Payment at Maturity if the Reference Return is negative is $1,185.00 per $1,000 Principal Amount of Notes.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under "S&P 500® Index" in the Equity Index Underlying Supplement.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, subject to the Maximum Upside Cap, and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If during the Observation Period the Official Closing Level is ever below the Initial Level by a percentage that is more than the Knock-Out Buffer Amount, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, you will lose 1% of the Principal Amount of your Notes for every 1% that the Final Level is less than the Initial Level. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM UPSIDE CAP AND THE KNOCK-OUT BUFFER AMOUNT** — If the Final Level is greater than the Initial Level, regardless of whether a Knock-Out Event has occurred, for each $1,000 Principal Amount of Notes, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significant. We refer to this predetermined percentage as the Maximum Upside Cap, which is 18.50%. In addition, if the Final Level is less than the Initial Level and a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus an additional return equal to the Absolute Reference Return, up to 18.50%. Because a Knock-Out Event will occur if on any scheduled trading day during the Observation Period the Official Closing Level has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount of 18.50%, your maximum Payment at Maturity if the Reference Return is negative is $1,185.00 per $1,000 Principal Amount of Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If during the Observation Period the Official Closing Level is ever below the Initial Level by a percentage that is more than the Knock-Out Buffer Amount, you will be fully exposed at maturity to any decline in the Reference Asset. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the Principal Amount of your investment for every 1% that the Final Level is less than the Initial Level. If these Notes had a non-contingent buffer feature, under the same scenario, you would have received the full Principal Amount of your Notes plus a return equal to the Reference Return if the Final Level is less than the Initial Level by up to the Knock-Out Buffer Amount of 18.50% or a return equal to the Reference Return plus the Knock-Out Buffer Amount of 18.50% at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer, and your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Reference Asset;

    - the time to maturity of the Notes;

    - whether a Knock-Out Event has occurred;

    - the dividend rate on the equity securities underlying the Reference Asset;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Level of 1,408.47, the Maximum Upside Cap of 18.50% and the Knock-Out Buffer Amount of 18.50%. The actual Initial Level and Maximum Upside Cap will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Reference Return	Absolute Reference Return	Hypothetical Total Return	
			Knock-Out Event Has Not Occurred[1]	Knock-Out Event Has Occurred[2]
2,535.25	80.00%	80.00%	18.50%	18.50%
2,394.40	70.00%	70.00%	18.50%	18.50%
2,253.55	60.00%	60.00%	18.50%	18.50%
2,112.71	50.00%	50.00%	18.50%	18.50%
1,971.86	40.00%	40.00%	18.50%	18.50%
1,831.01	30.00%	30.00%	18.50%	18.50%
1,690.16	20.00%	20.00%	18.50%	18.50%
1,669.04	18.50%	18.50%	18.50%	18.50%
1,619.74	15.00%	15.00%	15.00%	15.00%
1,549.32	10.00%	10.00%	10.00%	10.00%
1,478.89	5.00%	5.00%	5.00%	5.00%
1,464.81	4.00%	4.00%	4.00%	4.00%
1,422.55	1.00%	1.00%	1.00%	1.00%
1,408.47	0.00%	0.00%	0.00%	0.00%
1,338.05	-5.00%	5.00%	5.00%	-5.00%
1,267.62	-10.00%	10.00%	10.00%	-10.00%
1,197.20	-15.00%	15.00%	15.00%	-15.00%
1,147.90	-18.50%	18.50%	18.50%	-18.50%
1,126.78	-20.00%	20.00%	N/A	-20.00%
985.93	-30.00%	30.00%	N/A	-30.00%
845.08	-40.00%	40.00%	N/A	-40.00%
704.24	-50.00%	50.00%	N/A	-50.00%
563.39	-60.00%	60.00%	N/A	-60.00%
422.54	-70.00%	70.00%	N/A	-70.00%
281.69	-80.00%	80.00%	N/A	-80.00%
140.85	-90.00%	90.00%	N/A	-90.00%
0.00	-100.00%	100.00%	N/A	-100.00%

(1) The Official Closing Level has not declined, as compared to the Initial Level, by a percentage that is more than 18.50% at any time during the Observation Period.

(2) The Official Closing Level has declined, as compared to the Initial Level, by a percentage that is more than 18.50% at one or more times during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,408.47 to a Final Level of 1,478.89. Regardless of whether a Knock-Out Event has occurred, because the Reference Return of 5% is positive and does not exceed the Maximum Upside Cap of 18.50%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050.00$$

Example 2: The level of the Reference Asset increases from the Initial Level of 1,408.47 to a Final Level of 1,971.86. Regardless of whether a Knock-Out Event has occurred, because the Reference Return of 40% is positive and exceeds the Maximum Upside Cap of 18.50%, the investor receives a Payment at Maturity of $1,185.00 per $1,000 Principal Amount of Notes, the maximum payment on the Notes if the Reference Return is positive, calculated as follows.

$$\$1,000 + (\$1,000 \times 18.50\%) = \$1,185.00$$

Example 2: A Knock-Out Event has not occurred, and the level of the Reference Asset decreases from the Initial Level of 1,408.47 to a Final Level of 1,338.05. Although the Reference Return of -5% is negative, because a Knock-Out Event has not occurred, the investor receives the Absolute Reference Return of 5% or a Payment at Maturity of $1,050.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050.00$$

Example 4: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 1,408.47 to a Final Level of 845.08. Because a Knock-Out Event has occurred and the Reference Return is -40%, the investor is exposed to the negative performance of the Reference Asset and receives a Payment at Maturity of $600.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600.00$$

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 30, 2012 were: Information Technology, Financials, Health Care, Energy and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from March 30, 2007 through March 30, 2012. The closing level for the Reference Asset on March 30, 2012 was 1,408.47. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level at any time during the Observation Period. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index



Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, at the price indicated on the cover of this pricing supplement. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $10.00 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.